September 24, 2024

Guilherme Perboyre Cavalcanti
Chief Financial Officer
JBS S.A.
Av. Marginal Direita do Tiet   500, Bloco I, 3rd Floor
CEP 05118-100
S  o Paulo, SP, Brazil

        Re: JBS S.A.
            Amendment No. 1 to Annual Report on Form 20-F
            For the Year Ended December 31, 2023
            Filed August 15, 2024
            File No. 333-155412
Dear Guilherme Perboyre Cavalcanti:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment to Form 20-F filed August 15, 2024
General

1. To the extent that the comments contained in our letter dated September 24, 2024, relating to your Form F-4 (File No. 333-278254) apply to the disclosure contained in this filing, including without limitation those comments related to your financial statements, please make appropriate and corresponding revisions, to the extent the revisions would materially change your existing disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please
 September 24, 2024
Page 2

contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   John Vetterli